Via Facsimile and U.S. Mail
Mail Stop 6010

October 31, 2006

Jesper Brandgaard
Chief Financial Officer
Novo Nordisk A/S
Novo Alle 1
DK-2880 Bagsvaerd
Denmark

      Re: Novo Nordisk A/S
                Form 20-F for Fiscal Year Ended December 31, 2005
                Filed February 6, 2006
                File No. 333-82318

Dear Mr. Brandgaard:

      We have completed our review of your Form 20-F and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief
                    Accountant